May 1, 2018

Niels Riedemann
Chief Executive Officer
InflaRx N.V.
Winzerlaer Str. 2
07745 Jena, Germany

       Re: InflaRx N.V.
           Draft Registration Statement on Form F-1
           Submitted April 23, 2018
           CIK No. 0001708688

Dear Mr. Riedemann:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. We note your disclosure that the number of shares offered by the company will be determined based on the public offering price per common share. Please revise your filing to disclose the number of shares of common stock to be offered. Please also tell us whether you will use the recent stock price listed on the prospectus cover page to determine the offering price of the common stock. If not, please include disclosure on the cover page indicating the method by which the offering price will be determined. For guidance concerning disclosure of the principal amount of securities to be offered, please
 Niels Riedemann
InflaRx N.V.
May 1, 2018
Page 2
      refer to Question 227.02 of the Division of Corporation Finance's Securities Act Rules
      Compliance and Disclosure Interpretations.
       Please contact Ada D. Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any questions.


FirstName LastNameNiels Riedemann
                                                          Division of
Corporation Finance
Comapany NameInflaRx N.V.
                                                          Office of Healthcare
& Insurance
June 16, 2017 Page 2
cc: Sophia Hudson, Esq.
FirstName LastName